Mail Stop 3561

June 5, 2008

General Motors Corporation
Nick S. Cyprus- Controller and Chief Accounting Officer
300 Renaissance Center
Detroit, Michigan 48265

Re: **General Motors Corporation**
Form 10-K for the year ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the nine months ended September 30, 2007
Filed November 8, 2007
File No. 001-00043

Dear Mr. Cyprus:

We have completed our review of your Form 10-K and 10-Q along with the corresponding related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief